SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2022

The preliminary financial performance figures for Woori Financial Group for the year ended December 31, 2022, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	FY 2022	FY 2021	% Change Increase (Decrease)
Revenue*	42,422,553	27,228,335	55.80
Operating Income	4,462,533	3,659,749	21.94
Income before Income Tax Expense	4,523,340	3,749,241	20.65
Net Income	3,351,617	2,807,371	19.39
Profit to the Equity Holders of the Parent Entity**	3,169,316	2,587,936	22.47

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**	The 4Q 2022 profit to the equity holders of the parent entity is KRW 507,571 million.

Woori Bank’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2022

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the year ended December 31, 2022, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item	FY 2022	FY 2021	% Change Increase (Decrease)
Revenue*	38,656,623	24,311,964	59.00
Operating Income	3,815,196	3,072,692	24.16
Income before Income Tax Expense	3,900,673	3,175,283	22.84
Net Income	2,931,044	2,385,106	22.89
Profit to the Equity Holders of the Parent Entity**	2,919,800	2,375,525	22.91

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**	The 4Q 2022 profit to the equity holders of the parent entity is KRW 546,259 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 8, 2023	By:	/s/ Sang-Wook Chun
(Signature)

Name: Sang-Wook Chun
Title: President